UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SHAREHOLDERS’ MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in compliance with articles 28 section IV and 42 of the Mexican Securities Law (“Ley del Mercado de Valores”) and in accordance with articles 181, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles Thirty Four, Thirty Five and Thirty Six of the Bylaws of the Company, hereby calls its shareholders to attend the Annual General Ordinary Shareholders’ Meeting to be held at 9:00am on the 24th day of April 2009 in the Conference Room located on the 8th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, Mexico where the following matters will be discussed:

AGENDA

I.	Report of the Board of Directors, in terms of Article 28, section IV, paragraphs (d) and (e) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2008.
II.

Reports from Chief Executive Officer and External Auditor, in accordance with Article 28, section IV, paragraph (b) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2008.

III.	Reports and the Opinion referred to in Article 28, section IV, paragraphs (a) and (c) of the Mexican Securities Law, including the Fiscal Report.
IV.	Discussion, approval and amendment, if any, of the Reports mentioned in items I and II. Resolutions in this regard.
V.	Allocation of net income, increase in reserves and declaration of dividends, if any. Resolutions in this regard.
VI.	Ratification of the members of the Board of Directors and designation of the Chairman of the Special Committee. Resolutions in this regard.
VII.	Discussion and approval, if so approved, of a proposal to pay remuneration to members of the Board of Directors and the Special Committee.
VIII.	Appointment of Delegates to carry out all resolutions adopted by the meeting, and formalization of such resolutions where appropriate. Resolutions in this regard.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address set forth below, starting the fourth business day prior to the meeting date, and in accordance with the following terms:

a.

The shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to Articles 290 and 293 of the Mexican Securities Law. The Share Registry will be closed to new entries three days prior to the date of the Shareholders’ Meeting and will remain closed during the Shareholders’ Meeting.

b.

Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company set forth below, or at SD. Indeval S.A. de C.V., Institución para el Depósito de Valores, or at any national or foreign banking institution, and exhibit to the Company the documents evidencing such deposit issued by the respective institution for such purposes.

c.

Shareholders may attend the Shareholders’ Meeting in person or through authorized representatives, using a proxy form in accordance with Article 49, section III of the Mexican Securities Law, or any other method of representation authorized by law; therefore, the shareholders shall, as appropriate, in addition to the deposit certificate mentioned in paragraph (b) above, enclose the proxy form referred to herein. Said proxy form is available at the address set forth below.

d.

Brokerage firms and other financial institutions shall, for purposes of obtaining an entry pass, present a list that contains the name, address and nationality of the shareholder and the number of shares represented, duly signed by the employee responsible for the preparation of the list.

The share certificates duly deposited with the Secretary of the Board of Directors by the shareholders, or their representatives for attendance purposes, will only be returned after the adjournment of the meeting by returning the voucher issued to the shareholders or their representatives.

Further note that the proxy form, entry passes, and supporting documentation related to approval of the resolutions during the Meeting duly called hereby shall be available to shareholders at the offices located in the Torre Esmeralda II building, Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, in the Conference Room located on the 15th floor, from Monday to Friday from 9:00 AM to 2:00 PM and from 4:00 PM to 7:00 PM.

Mexico City, D.F., on the 23rd day of March 2009

_________________________________

Manuel De La Torre Meléndez

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: March 23, 2009